SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: March 26, 2004

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as Rostelecom
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA STR.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

        Registrant’s telephone number, international: +7 095 973 9940

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

        On March 26, 2004, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the “Company”) announced that it has reached an agreement on direct financing and signed the first buyer's credit agreement with the Japan Bank for International Cooperation (JBIC) on financing the purchase of telecommunications equipment. A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2004	By: /signed/ Vladimir I. Androsik Name: Vladimir I. Androsik Title: Deputy General Director - Finance Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
1.	English translation of the press release announced credit agreement with the Japan Bank for International Cooperation (JBIC) on financing the purchase of telecommunications equipment

For immediate release

ROSTELECOM BECOMES FIRST RUSSIAN COMPANY TO BE GRANTED DIRECT CREDIT BY JAPAN BANK FOR INTERNATIONAL COOPERATION (JBIC)

Moscow – March 26, 2004 – Rostelecom (NYSE: ROS; RTS and MICEX: RTKM, RTKMP), Russia’s national long-distance telecommunications operator, today announced that it has reached an agreement on direct financing and signed the first buyer’s credit agreement with the Japan Bank for International Cooperation (JBIC) on financing the purchase of telecommunications equipment.

Rostelecom’s Chief Financial Officer Vladimir Androsik commented, “This is the first direct credit that the Japan Bank for International Cooperation has ever granted to a Russian company without Russian government or bank guarantees. This decision reflects the growing international recognition of Rostelecom’s financial strength and creditworthiness.”

As stated in JBIC’s press-release, “Previously, JBIC provided loans for Russian corporations with guarantees attached by the Russian Russian government, and also bank-to-bank loans… in order to support Russian corporations buying Japanese exported plant and equipment. In this case, however, JBIC assumed the credit risk of the Russian corporation directly in financing the loan to Rostelecom…"

Within the framework of the agreement reached with JBIC on providing direct financing to Rostelecom, on March 26, 2004 in Japan, JBIC and Rostelecom signed the first buyer’s credit agreement in the amount of USD 2.7 million to finance the modernization of Rostelecom’s line from Tyumen to Surgut.

For further details please contact

Irina Zhabrova
Press secretary
Tel.: 972 8283 (1161)
Fax: 787 2850
e-mail: izhabrova@hq.rt.ru

Certain statements in this press-release are “forward-looking statements” within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company’s operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.